BlueSky Energy US, Inc

ANNUAL REPORT

875 Kootenai Cut Off Rd.

Ponderay, ID 83852

(208) 265-6325

https://greenrockbatteries.com/

This Annual Report is dated May 2, 2022.

BUSINESS

BlueSky Energy US ("BlueSky") designs, sells and assembles greener, cleaner battery storage products. We have our two proprietary products, our Saltwater battery and our "Outdoor, All-Weather" Vigos product (using LTO battery tech). With these two very unique products we are quickly gaining a reputation in the energy storage world. Energy storage is one of the fastest-growing industries on the globe. For renewable energy to perform optimally, it needs storage. This industry is at the forefront of the climate change issue.

BlueSky Energy was founded in Austria as BlueSky Energy, GmbH. This is a separate company which then founded BlueSky Energy US, Inc. BlueSky Energy Gmbh is the Austrian entity and BlueSky Energy US, Inc. is the US entity: The US entity is following the same path as BlueSky GmbH. Selling, assembling and shipping our proprietary batteries (saltwater and Vigos). Currently importing the proprietary battery from Austria but also selling batteries from other vendors. The US entity will build up their engineering & manufacturing teams and will eventually build (fabricate) the batteries in-house so not to have to import heavy batteries from Europe. US entity will develop their own resellers (partnerships with solar and other renewable energy companies) who will sell our various products as well as install.

The Austrian entity: Same as above but larger, more advanced, with a 3-year head-start. Today, most engineering occurs at the BlueSky GmbH site. New product roll-outs, etc.

Contractual obligations: The only contractual agreements are a patent agreement, allowing US an exclusive and free use of all BlueSky GmbH patents & trademarks and Intellectual Property.

Funds are not flowing to the Austria parent - these funds are strictly for the improvement and growth of the US entity. Funds are dedicated for the growth of our US entity.

US entity's management (residence and self-governance for the most part) - the US team is self-governing. The US team is managing and responsible for growing the business.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

Revenue for fiscal year 2020 was approximately $347K. As we all know, 2020 was a difficult year to start a new business. During this year we created the US branch of our existing Austrian entity. We hired four employees and leased a factory large enough to begin manufacturing. We have not yet focused on sales and marketing, and spent our time developing the processes and structures necessary for duplicating the success already experienced by the Austrian entity.

Despite our lack of outreach efforts, our sales for this year were strong. The interest in our new outdoor-rated Vigos and our Saltwater battery systems continues to outpace our supply. As we roll out the new Vigos and the Austrian-built Saltwater battery, with an increase in manufacturing capacity, we are confident in our growth potential -- and are planning for $4M in US revenue between Q3 2021 and the end of Q4 2022.

Historical results and cash flows:

Prior to 2020, BlueSky was operating only as a one-person entity working to spread the knowledge of saltwater batteries here in the USA. There was very little revenue; it was mostly letter-writing and email activity.

2021 had another year where BlueSky Energy did not receive saltwater battery or any market-ready battery from the Austria entity. This had a very large (mostly negative) impact on the year-end analysis

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $50,000.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: BlueSky Energy GmbH

Amount Owed: $338,700.00

Interest Rate: 0.0%

In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

Creditor: Economic Injury Disaster Loan

Amount Owed: $5,000.00

Interest Rate: 0.0%

The Company also received a grant of $5,000 under the Economic Injury Disaster Loan program also provided for under the CARES Act of 2020. This grant has also been recorded as Other Income in 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lyle Gold

Lyle Gold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Executive Officer (CEO)

Dates of Service: January 25, 2015 - Present

Responsibilities: Founded BlueSky Energy US. Run day-to-day processes, develop new products and strategize for the future. Mr. Gold's annual salary is 72K.

There are no other officers at this time

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: BSE Austria (Hansjoerg Weisskopf - 50% and Horst Wolf - 50%_

Amount and nature of Beneficial ownership: 4,050,000

Percent of class: 62.31

RELATED PARTY TRANSACTIONS

Name of Entity: BlueSky Energy GmbH

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Long-Term Loan

Material Terms: In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 347,401 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 2,000,000 of shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational BlueSky battery or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Vigos Battery and next-generation Saltwater battery. Delays or cost overruns in the development of our Vigos Battery and next-generation Saltwater battery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. In addition if the owner of a majority of the outstanding shares of the Company elects to sell those shares to an third party not affiliated with the majority shareholder in an arms-length transaction, the Bylaws of the Company permit the majority shareholder to require all other shareholders to sell their shares to such third party on the same terms and conditions as the shares owned by the majority shareholder are to be sold to such third party.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

BlueSky Energy US was formed on 5/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BlueSky Energy US has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has an exclusive license to all trademarks, copyrights, Internet domain names, and trade secrets of BlueSky Energy GmbH. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our Intellectual Property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our Intellectual Property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BlueSky Energy US or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BlueSky Energy US could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

BlueSky Energy US, Inc

By /s/Lyle Gold

Name: BlueSky Energy US, Inc

Title: President

Exhibit A

FINANCIAL STATEMENTS

Form 1120 Return Summary

For calendar year 2021 or tax year beginning , ending

BlueSky Energy US, Inc. 82-2970677

Taxable Income		
Total income	77,522	
Total deductions	332,539	
Taxable income before NOL / special deductions	-255,017	
Net operating loss deduction		
Special deductions		
Taxable income		-255,017
Tax Computation		
Income tax		
Base erosion minimum tax		
Foreign tax credit		
General business credit		
Other credits		
Personal holding company tax		
Other taxes		
Additional taxes		
Total tax		0
Payments and Penalties		
Estimated tax payments		
Extension payment		
Other payments / credits		
Estimated tax penalty (Form 2220)		
Penalties and interest		
Total payments and penalties		
Tax due		
Overpayment credited to next year's estimated tax		
Refund		

Next Year's Estimates

1st quarter	
2nd quarter	
3rd quarter	
4th quarter	
Total	

Schedule L

	Prior Year	Current Year
Assets	82,188	195,951
Liabilities	82,188	195,951
Difference	0	0

Schedule M-1

Schedule M-1	-255,017
Page 1	-255,017
Difference	0

Schedule M-2

Schedule M-2	-520,011
Schedule L	-520,011
Difference	0

Schedule M-3

Schedule M-3	
Page 1	
Difference	0

Return Carryover Summary

Form 1120/ 1120-S

For calendar year 2021 or tax year beginning , ending

2021

Name	Employer Identification Number
BlueSky Energy US, Inc.	82-2970677

Activity/Form	Description	Carryover to Next Year
1120	Corporate Return	
	Net Operating Loss	547,865

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120

For calendar year 2021, or tax year beginning ____________, ending ____________

u **Do not send to the IRS. Keep for your records.**

u **Go to *www.irs.gov/Form8879C* for the latest information.**

OMB No. 1545-0123

2021

Name of corporation: BlueSky Energy US, Inc.

Employer identification number: 82-2970677

Part I Tax Return Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	77,522
2	Taxable income (Form 1120, line 30)	2	-255,017
3	Total tax (Form 1120, line 31)	3	0
4	Amount owed (Form 1120, line 35)	4	
5	Overpayment (Form 1120, line 36)	5	

Part II Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2021 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize ASAP Tax & Accounting Service (ERO firm name) to enter my PIN 70677 (do not enter all zeros) as my signature on the corporation's 2021 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2021 electronically filed income tax return.

Officer's signature u Lyle Gold   Date u 3/31/2022   Title u Vice President

Lyle Gold

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 82206583864 (do not enter all zeros)

I certify that the above numeric entry is my PIN, which is my signature on the 2021 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature u Kevin Kluender CPA CFP   Date u

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

Form **1120**
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2021 or tax year beginning , ending
u Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123
2021

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT
Name: BlueSky Energy US, Inc.
Number, street, and room or suite no. If a P.O. box, see instructions: 875 Kootenai Cutoff Road
City or town, state, or province, country, and ZIP or foreign postal code: Ponderay ID 83852

B Employer identification number: 82-2970677
C Date incorporated: 05/19/2017
D Total assets (see instructions): $ 195,951

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Section	Line	Description	Sub-line	Sub-amount	Line	Amount
Income	1a	Gross receipts or sales	1a	220,075		
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	220,075
	2	Cost of goods sold (attach Form 1125-A)			2	142,553
	3	Gross profit. Subtract line 2 from line 1c			3	77,522
	4	Dividends and inclusions (Schedule C, line 23)			4	
	5	Interest			5	
	6	Gross rents			6	
	7	Gross royalties			7	
	8	Capital gain net income (attach Schedule D (Form 1120))			8	
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
	10	Other income (see instructions—attach statement)			10	
	11	**Total income.** Add lines 3 through 10 u			11	77,522
Deductions (See instructions for limitations on deductions.)	12	Compensation of officers (see instructions—attach Form 1125-E) u			12	
	13	Salaries and wages (less employment credits)			13	228,581
	14	Repairs and maintenance			14	885
	15	Bad debts			15	
	16	Rents			16	24,000
	17	Taxes and licenses			17	27,251
	18	Interest (see instructions)			18	69
	19	Charitable contributions			19	
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	842
	21	Depletion			21	
	22	Advertising			22	1,089
	23	Pension, profit-sharing, etc., plans			23	
	24	Employee benefit programs			24	3,565
	25	Reserved for future use			25	
	26	Other deductions (attach statement) See Stmt 1			26	46,257
	27	**Total deductions.** Add lines 12 through 26 u			27	332,539
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	-255,017
	29a	Net operating loss deduction (see instructions)	29a			
	b	Special deductions (Schedule C, line 24)	29b			
	c	Add lines 29a and 29b			29c	
Tax, Refundable Credits, and Payments	30	**Taxable income.** Subtract line 29c from line 28. See instructions			30	-255,017
	31	Total tax (Schedule J, Part I, line 11)			31	0
	32	Reserved for future use			32	
	33	Total payments and credits (Schedule J, Part III, line 23)			33	
	34	Estimated tax penalty. See instructions. Check if Form 2220 is attached u ☐			34	
	35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed			35	
	36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid			36	
	37	Enter amount from line 36 you want: **Credited to 2022 estimated tax** u Refunded u			37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Signature of officer: Lyle Gold | Date: | Title: Vice President

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☒ if self-employed	PTIN
Kevin Kluender CPA CFP	Kevin Kluender CPA CFP	03/30/22		P00349845

Firm's name u ASAP Tax & Accounting Service — Firm's EIN u 27-1579333
Firm's address u 102 Superior Street Ste 1, Sandpoint, ID 83864 — Phone no. 208-263-1040

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J Tax Computation and Payment (see instructions)

Part I–Tax Computation

Line	Description	Sub-line	Sub-amount	Line	Amount
1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ☐				
2	Income tax. See instructions			2	0
3	Base erosion minimum tax (attach Form 8991)			3	
4	Add lines 2 and 3			4	0
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	
7	Subtract line 6 from line 4			7	
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f			
g	Other (see instructions—attach statement)	9g			
10	**Total.** Add lines 9a through 9g			10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0

Part II—Reserved For Future Use

Line	Description	Line	Amount
12	Reserved for future use	12	

Part III–Payments and Refundable Credits

Line	Description	Sub-line	Sub-amount	Line	Amount
13	2020 overpayment credited to 2021			13	
14	2021 estimated tax payments			14	
15	2021 refund applied for on Form 4466			15	( )
16	Combine lines 13, 14, and 15			16	
17	Tax deposited with Form 7004			17	
18	Withholding (see instructions)			18	
19	**Total payments.** Add lines 16, 17, and 18			19	
20	Refundable credits from:				
a	Form 2439	20a			
b	Form 4136	20b			
c	Reserved for future use	20c			
d	Other (attach statement–see instructions)	20d			
21	**Total credits.** Add lines 20a through 20d			21	
22	Reserved for future use			22	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33			23	

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [X] Cash b [ ] Accrual c [ ] Other (specify) u		
2	See the instructions and enter the:		
a	Business activity code no. u 221100		
b	Business activity u Manufacturing		
c	Product or service u Product		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If "Yes," enter name and EIN of the parent corporation u		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)		X
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions.		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		X
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?		X
	For rules of attribution, see section 318. If "Yes," enter: (a) Percentage owned u and (b) Owner's country u		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached u		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount u [ ]		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year u $ 0		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) u		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) u [ ]		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) u $ 292,848		

Schedule K **Other Information** *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year u $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?	X	
16	During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions u $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense. If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 u $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote By Value		

DAA

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		38,725		148,106
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories		30,741		36,092
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (att. stmt.)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach stmt.)				
10a Buildings and other depreciable assets	13,059		13,059	
b Less accumulated depreciation	(435)	12,624	(1,306)	11,753
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach stmt.) Stmt 2		98		
15 Total assets		82,188		195,951
Liabilities and Shareholders' Equity				
16 Accounts payable		23,579		
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (att. stmt.) Stmt 3		8,405		15,194
19 Loans from shareholders		338,748		350,348
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock				
b Common stock			346,170	346,170
23 Additional paid-in capital				4,250
24 Retained earnings—Appropriated (att. stmt.)				
25 Retained earnings—Unappropriated		-288,544		-520,011
26 Adjustments to SH equity (att. stmt.)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		82,188		195,951

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	-231,467	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books			
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize): Stmt 4	-23,579	8 Deductions on this return not charged against book income this year (itemize): a Depreciation $ b Charitable contributions $	
5 Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ 29 b Charitable contributions $ c Travel and entertainment $	29	9 Add lines 7 and 8	
6 Add lines 1 through 5	-255,017	10 Income (page 1, line 28)—line 6 less line 9	-255,017

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1 Balance at beginning of year	-288,544	5 Distributions: a Cash	
2 Net income (loss) per books	-231,467	b Stock	
3 Other increases (itemize):		c Property	
		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	-520,011	8 Balance at end of year (line 4 less line 7)	-520,011

DAA

Form **1125-A**
(Rev. November 2018)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

u **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
u **Go to *www.irs.gov/Form1125A* for the latest information.**

OMB No. 1545-0123

Name	Employer identification number
BlueSky Energy US, Inc.	82-2970677

1	Inventory at beginning of year	1	30,741
2	Purchases	2	136,848
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule) Stmt 5	5	11,056
6	**Total.** Add lines 1 through 5	6	178,645
7	Inventory at end of year	7	36,092
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	142,553

9a Check all methods used for valuing closing inventory:
- *(i)* ☐ Cost
- *(ii)* ☒ Lower of cost or market
- *(iii)* ☐ Other (Specify method used and attach explanation.) u

b Check if there was a writedown of subnormal goods u ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) u ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☒ No

For Paperwork Reduction Act Notice, see instructions.

DAA

Form **4562**

Department of the Treasury
Internal Revenue Service (99)

Depreciation and Amortization

(Including Information on Listed Property)

u **Attach to your tax return.**

u **Go to *www.irs.gov/Form4562* for instructions and the latest information.**

OMB No. 1545-0172

2021

Attachment Sequence No. **179**

Name(s) shown on return: BlueSky Energy US, Inc.

Identifying number: 82-2970677

Business or activity to which this form relates: Regular Depreciation

Part I Election To Expense Certain Property Under Section 179

Note: If you have any listed property, complete Part V before you complete Part I.

		Line	Amount
1	Maximum amount (see instructions)	1	1,050,000
2	Total cost of section 179 property placed in service (see instructions)	2	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	3	2,620,000
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost

		Line	Amount
7	Listed property. Enter the amount from line 29	7	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from line 13 of your 2020 Form 4562	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	11	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	12	
13	Carryover of disallowed deduction to 2022. Add lines 9 and 10, less line 12 ▶	13	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

		Line	Amount
14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	14	
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III MACRS Depreciation (Don't include listed property. See instructions.)

Section A

		Line	Amount
17	MACRS deductions for assets placed in service in tax years beginning before 2021	17	842
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here u ☐		

Section B—Assets Placed in Service During 2021 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only–see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C—Assets Placed in Service During 2021 Tax Year Using the Alternative Depreciation System

(a) Classification of property	(b)	(c)	(d)	(e)	(f)	(g)
20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year			30 yrs.	MM	S/L	
d 40-year			40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

		Line	Amount
21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations—see instructions	22	842
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

For Paperwork Reduction Act Notice, see separate instructions.

There are no amounts for Page 2

Form **1120**

Net Operating Loss Carryover Worksheet

For calendar year 2021 or tax year beginning , ending

2021

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

Preceding Taxable Year	Adj. To NOL Inc/(Loss) After Adj.	Prior Year: NOL Utilized (Income Offset)	Prior Year: Carryovers	Current Year: Income Offset By NOL Carryback/ Carryover NOL Utilized	Next Year: Carryover
20th 12/31/01					
19th 12/31/02					
18th 12/31/03					
17th 12/31/04					
16th 12/31/05					
15th 12/31/06					
14th 12/31/07					
13th 12/31/08					
12th 12/31/09					
11th 12/31/10					
10th 12/31/11					
9th 12/31/12					
8th 12/31/13					
7th 12/31/14					
6th 12/31/15					
5th 12/31/16					
4th 12/31/17	-5,598		5,598		5,598
3rd 12/31/18	-8,791		8,791		8,791
2nd 12/31/19	-13,276		13,276		13,276
1st 12/31/20	-265,183		265,183		265,183
NOL Carryover Available To Current Year			292,848		
Current Year	0 -255,017				255,017
NOL Carryover Available To Next Year					547,865

Aggregate amount of NOL arising in taxable years beginning before 1/1/18 (Pre TCJA NOL) 5,598

Aggregate amount of NOL arising in taxable years beginning after 12/31/17 (Post TCJA NOL) 287,250

Federal Statements

Statement 1 - Form 1120, Page 1, Line 26 - Other Deductions

Description	Amount
Bank Service Charges	$ 1,378
Shipping Costs	388
Travel	4,648
Office Supplies	1,789
Phone/Internet	1,490
Warrenty Costs	
Contract Labor	3,068
Merchant Account Fees	44
Insurance	5,010
Legal & Professional Fees	16,399
Utilities	3,633
Software	6,243
Cleaning	936
Small tools & equipment	148
100% of Meals	1,083
Total	$ 46,257

Statement 2 - Form 1120, Page 6, Schedule L, Line 14 - Other Assets

Description	Beginning of Year	End of Year
Employee Cash Advance	$ 98	$
Total	$ 98	$ 0

Statement 3 - Form 1120, Page 6, Schedule L, Line 18 - Other Current Liabilities

Description	Beginning of Year	End of Year
Payroll Liabilities	$ 8,405	$ 6,236
Credit Card Payable		8,172
Sales Tax Payable		786
Total	$ 8,405	$ 15,194

Statement 4 - Form 1120, Page 6, Schedule M-1, Line 4 - Taxable Income Not on Books

Description	Amount
	$ -23,579
Total	$ -23,579

Federal Statements

Statement 5 - Form 1125-A, Line 5 - Other Costs

Description		Amount
Equipment Rental	$	400
Freight in		5,855
Warranty		4,301
Inventory Adjustment		500
Total	$	11,056

BLUESKY BlueSky Energy US, Inc.
82-2970677
FYE: 12/31/2021

03/30/2022 11:32 PM

Federal Asset Report
Form 1120, Page 1

Asset	Description	Date In Service	Cost	Bus %	Sec 179	Bonus	Basis for Depr	Per	Conv	Meth	Prior	Current
Prior MACRS:												
1	Leasehold Improvements	8/01/20	13,059			X	12,624	15	HY	S/L	435	842
			13,059				12,624				435	842
	Grand Totals		13,059				12,624				435	842
	Less: Dispositions and Transfers		0				0				0	0
	Less: Start-up/Org Expense		0				0				0	0
	Net Grand Totals		13,059				12,624				435	842

Bonus Depreciation Report
Form 1120, Page 1

Asset	Property Description	Date In Service	Tax Cost	Bus Pct	Tax Sec 179 Exp	Current Bonus	Prior Bonus	Tax - Basis for Depr
1	Leasehold Improvements	8/01/20	13,059		0	0	435	12,624
	Grand Total		13,059		0	0	435	12,624

Future Depreciation Report FYE: 12/31/22

Form 1120, Page 1

Asset	Description	Date In Service	Cost	Tax	AMT	ACE
Prior MACRS:						
1	Leasehold Improvements	8/01/20	13,059	785	785	785
			13,059	785	785	785
	Grand Totals		13,059	785	785	785

Form **1120** | **Two Year Comparison Worksheet Page 1** | **2020 & 2021**

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

Section	Item	2020	2021	Differences
Income	Gross profit percentage		35.2253	35.2253
	Net receipts		220,075	220,075
	Cost of goods sold	60,000	142,553	82,553
	Gross profit	-60,000	77,522	137,522
	Dividends			
	Interest			
	Gross rents			
	Gross royalties			
	Capital gain net income from Schedule D			
	Net gain or (loss) from Form 4797			
	Other income			
	Total income	-60,000	77,522	137,522
Deductions	Compensation of officers			
	Salaries and wages less employment credits		228,581	228,581
	Repairs and maintenance		885	885
	Bad debts			
	Rents		24,000	24,000
	Taxes and licenses		27,251	27,251
	Interest		69	69
	Charitable contributions			
	Depreciation		842	842
	Depletion			
	Advertising		1,089	1,089
	Pension, profit-sharing, etc., plans			
	Employee benefit programs		3,565	3,565
	Other deductions		46,257	46,257
	Total deductions		332,539	332,539
	Taxable income before NOL & special deductions	-60,000	-255,017	-195,017
	Net operating loss			
	Special deductions			
Tax and Credits	**Taxable income**	-60,000	-255,017	-195,017
	Income tax	0	0	0
	Base erosion minimum tax		0	
	Foreign tax credit			
	Form 8834 credit			
	General business credit			
	Credit for prior year minimum tax			
	Bond credits			
	Personal holding company tax			
	Other taxes			
	Total tax (Including additional taxes)	0	0	0
	Net 965 tax liability paid			

Form **1120** — **Two Year Comparison Worksheet Page 2** — **2020 & 2021**

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

Section	Item	2020	2021	Differences
Payments and Refundable Credits	Prior year overpayment credited to current year			
	Current year estimated tax payments			
	Refund applied for on Form 4466	( )	( )	
	Tax deposited with Form 7004			
	Withholding			
	Form 2439 credit			
	Form 4136 credit			
	Other refundable credits			
	Net 965 tax liability paid from Form 965-B			
	Total payments and credits			
Tax Due or Refund	**Tax due (overpayment)**			
	Estimated tax penalty from Form 2220			
	Penalties and interest			
	Net tax due (overpayment)			
	Amount of overpayment credited to next year's tax			
	Amount of overpayment refunded			
Sch L	Beginning assets	75,977	82,188	6,211
	Beginning liabilities and equity	75,977	82,188	6,211
	Ending assets		195,951	195,951
	Ending liabilities and equity	-88,231	195,951	284,182
Sch M-1	Net income (loss) per books	-60,000	-231,467	-171,467
	Federal income tax per books			
	Excess of capital losses over capital gains			
	Taxable income not on books		-23,579	-23,579
	Book expenses not deducted		29	29
	Income on books not on return			
	Return deductions not on books			
	Income per return	-60,000	-255,017	-195,017
Sch M-2	Beginning of year balance	-28,231	-288,544	-260,313
	Net income (loss) per books	-60,000	-231,467	-171,467
	Other increases			
	Cash distributions			
	Stock distributions			
	Property distributions			
	Other decreases			
	Balance at end of year	-88,231	-520,011	-431,780
Sch M-3	Total income (loss) items:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			
	Total expense/deduction items:			
	Expense per income statement			
	Temporary difference			
	Permanent difference			
	Deduction per tax return			
	Other items with no differences:			
	Income (loss) per income statement			
	Income (loss) per tax return			
	Reconciliation totals:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			

Form **1120** | **Tax Projection Worksheet** | **2021 & 2022**

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

Section	Item	2021	2022	Differences
Income	Net receipts	220,075	220,075	
	Cost of goods sold	142,553	142,553	
	Gross profit	77,522	77,522	
	Dividends			
	Interest			
	Gross rents			
	Gross royalties			
	Capital gain net income from Schedule D			
	Net gain or (loss) from Form 4797			
	Other income			
	Total income	77,522	77,522	
Deductions	Compensation of officers			
	Salaries and wages less employment credits	228,581	228,581	
	Repairs and maintenance	885	885	
	Bad debts			
	Rents	24,000	24,000	
	Taxes and licenses	27,251	27,251	
	Interest	69	69	
	Charitable contributions			
	Depreciation	842	842	
	Depletion			
	Advertising	1,089	1,089	
	Pension, profit-sharing, etc., plans			
	Employee benefit programs	3,565	3,565	
	Other deductions	46,257	46,257	
	Total deductions	332,539	332,539	
	Taxable income before NOL & special deductions	-255,017	-255,017	
	Net operating loss			
	Special deductions			
Tax and Payments	**Taxable income**	-255,017	-255,017	0
	Income tax	0	0	0
	Base erosion minimum tax	0	0	0
	Foreign tax credit			
	Form 8834 tax credit			
	General business credit			
	Credit for prior year minimum tax			
	Bond credits			
	Personal holding company tax			
	Other taxes			
	Total tax (Including additional taxes)	0	0	0
	Prior year overpayment credited to current year			
	Current year estimated tax payments			
	Refund applied for on Form 4466	( )	( )	
	Tax deposited with Form 7004			
	Withholding			
	Form 2439 credit			
	Form 4136 credit			
	Other refundable credits			
	Total payments and credits			
	Net tax due (overpayment)	0	0	0

Form **1120** | **Tax Return History Report Page 1** | **2021**

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

			2019	2020	2021	2022 Projected
Net receipts			133,794		220,075	220,075
Cost of goods sold			35,930	60,000	142,553	142,553
Gross profit			97,864	-60,000	77,522	77,522
Gross profit percentage			73.1453		35.2253	35.2253
Dividends, interest, rents, royalties						
Other income (loss)			475			
Total income (loss)			98,339	-60,000	77,522	77,522
Officer compensation						
Salaries and wages			50,000		228,581	228,581
Taxes and licenses					27,251	27,251
Interest					69	69
Depreciation					842	842
Depletion						
Domestic production deduction						
Pension and employee benefits					3,565	3,565
Other deductions			61,615		72,231	72,231
Total deductions			111,615		332,539	332,539
Net operating loss deduction						
Special deductions						
Taxable income (loss)			-13,276	-60,000	-255,017	-255,017


Total Income (Loss)
$120,000
$60,000
$0
-$60,000
2019
2020
2021
2022
(Projected)


Total Deductions
$417,000
$278,000
$139,000
$0
2019
2020
2021
2022
(Projected)


Taxable Income
$0
-$106,000
-$212,000
-$318,000
2019
2020
2021
2022
(Projected)


Total Tax
$30
$20
$10
$0
2019
2020
2021
2022
(Projected)

Form **1120** | **Tax Return History Report Page 2** | **2021**

Name: **BlueSky Energy US, Inc.**

Employer Identification Number: **82-2970677**

			2019	2020	2021	2022 Projected
Taxable income (loss)			-13,276	-60,000	-255,017	-255,017
Income tax						
AMT and other taxes						
Total tax						
Foreign tax credit and other credits						
Net tax liability						
Estimated tax payments						
Other payments						
Total payments						
Tax due (overpayment)						
Penalties and interest						
Net tax due (overpayment)						
Overpayment credited						
Marginal tax rate	%	%	%	%	%	%
Effective tax rate	%	%	0 %	0 %	0 %	0 %
Total assets			75,977		195,951	
Total liabilities			79,278		365,542	
Retained earnings (Unappropriated)			-28,231	-88,231	-520,011	
Book income			-13,842	-60,000	-231,467	


Total Assets
$246,000
$164,000
$82,000
$0
2019
2020
2021
2022
(Projected)


Total Liabilities
$456,000
$304,000
$152,000
$0
2019
2020
2021
2022
(Projected)


Marginal Rate
35%
25%
15%
5%
2019
2020
2021
2022
(Projected)


Effective Rate
45%
30%
15%
0%
2019
2020
2021
2022
(Projected)

Form 1120, Page 1, Line 1a - Gross Receipts or Sales

Description	Amount
Gross Receipts	$ 243,654
	-23,579
Total	$ 220,075

Form 1120, Page 1, Line 17 - Taxes and Licenses

Description	Amount
Idaho Tax	$ 30
Business Licenses & Permits	100
UL Certification	8,000
Payroll Taxes	19,121
Total	$ 27,251

Form 1120, Page 1, Line 18 - Interest

Description	Amount
	$ 69
Total	$ 69

Form 1120, Page 1, Line 24 - Employee Benefit Programs

Description	Amount
Employee Benefit Program	$ 3,565
Total	$ 3,565

Form 1120, Page 6, Schedule L, Line 3 - Inventories

Description	Beginning of Year	End of Year
	$ 30,741	$ 36,092
Total	$ 30,741	$ 36,092

Form 1120, Page 6, Schedule L, Line 19 - Loans from Shareholders

Description	Beginning of Year	End of Year
	$ 338,748	$ 350,348
Total	$ 338,748	$ 350,348

Form 1120, Page 6, Schedule L, Line 23 - Additional Paid-In Capital

Description	Beginning of Year	End of Year
	$	$ 4,250
Total	$ 0	$ 4,250

Federal Statements

Form 1125-A, Line 2 Purchases

Description	Amount
Purchases	$ 131,497
Change in Inventory	5,351
Total	$ 136,848

Idaho Form 41 Return Summary

For calendar year 2021, or fiscal year beginning ending

BlueSky Energy US, Inc. 82-2970677

Taxable Income		
Federal taxable income	-255,017	
Total additions		
Total subtractions	29	
Net business income subject to apportionment	-255,046	
Apportionment factor	100.0000	
Net business income apportioned to Idaho	-255,046	
Income allocated to Idaho		
Idaho net operating loss	278,459	
Idaho taxable income		-533,505
Tax Computation		
Idaho income tax	20	
Total credits		
Other taxes and recapture amounts	10	
Total tax		30
Payments/Penalties		
Underpayment interest		
Donation to opportunity scholarship program		
Payments and other credits	30	
Penalty & interest		
Total payments/penalties		-30
Tax due		0
Refund		
Overpayment credited to next year's estimated tax		

Next Year's Estimates	
1st quarter	
2nd quarter	
3rd quarter	
4th quarter	
Total	

Apportionment Percentage	
Property	
Sales	
Payroll	
Average	100.0000

Don't Staple

IDAHO State Tax Commission

Form 41 Corporation Income Tax Return

1022

2021

☐ **AMENDED RETURN?** Check the box. See page 1 of the instructions for reasons to amend and enter the number that applies. ▪ ___	For calendar year 2021 or fiscal year beginning Mo Day Year ending Mo Day Year	State use only 1221

Business name: BlueSky Energy US, Inc.	State use only: BLUE		Federal Employer Identification Number (EIN): 822970677
Current business mailing address: 875 Kootenai Cutoff Road			▪ 221100 NAICS Code
City: Ponderay	State: ID	Zip code: 83852	

1. If a federal audit was finalized this year, enter the latest year audited ▪ ______
2. Is this an inactive corporation or nameholder corporation? ☐ Yes ▪ ☒ No
3. a. Were federal estimated tax payments required? ☐ Yes ▪ ☒ No
   b. Were estimated tax payments based on annualized amounts? ☐ Yes ▪ ☒ No
4. Is this a final return? ☐ Yes ▪ ☒ No
   If yes, check the proper box below and enter the date the event occurred ______
   ☐ Withdrawn from Idaho ☐ Dissolved ☐ Merged or reorganized Enter new EIN ______
5. Is this an electrical or telephone utility? ☐ Yes ▪ ☒ No
6. EIN of parent from consolidated Form 1120, Schedule K as filed with the IRS ▪ ______
7. Did you use the combined reporting method? ☐ Yes ▪ ☒ No
   a. Does this corporation own more than 50% of another corporation? ☐ Yes ▪ ☒ No
   b. Does another corporation own more than 50% of this corporation? ☐ Yes ▪ ☒ No
   c. Does one interest own more than 50% of this corporation and another corporation? ☐ Yes ▪ ☒ No
   d. Are two or more corporations in this report operating in Idaho or authorized to do business in Idaho? ☐ Yes ▪ ☒ No
8. If you're a multinational unitary group, answer questions a, b, and c. Complete Form 42.
   a. Check the box for your filing method: ▪ ☐ Worldwide return ▪ ☐ Water's-edge return See Form 14.
   b. If you're filing a water's-edge return, do you elect not to file the water's-edge spreadsheets? ☐ Yes ▪ ☒ No
   c. If you're filing a worldwide return, did you compute foreign income by making book-to-tax adjustments? ☐ Yes ▪ ☒ No
9. Did you claim the property tax exemption for investment tax credit property acquired this tax year? ☐ Yes ▪ ☒ No
10. Are one or more corporations in this report using cost of performance to compute the sales factor? ☐ Yes ▪ ☒ No

Additions

Line	Description			Line	Amount
11	Federal taxable income. See instructions ▪			11	−255,017
12	Interest and dividends not taxable under Internal Revenue Code ▪			12	
13	State, municipal, and local taxes measured by net income ▪			13	
14	Net operating loss deducted on federal return ▪			14	
15	Dividends-received deduction on federal return ▪			15	
16	Bonus depreciation. Include a schedule. Check the box if you have a current year federal passive loss limitation ▪ ☐ ▪			16	
17	Other additions, including additions from Form 42, Part II ▪			17	
18	Add lines 11 through 17			18	−255,017

Subtractions

Line	Description			Line	Amount
19	Foreign dividend gross-up (Sec. 78, Internal Revenue Code) ▪			19	
20	Interest from Idaho municipal securities ▪	20			
21	Interest on U.S. government obligations. Include a schedule ▪	21			
22	Interest and other expenses related to lines 20 and 21 ▪	22			
23	Add lines 20 and 21, then subtract line 22			23	
24	Technological equipment donation ▪			24	
25	Allocated income. Include a schedule ▪	25			
26	Interest and other expenses related to line 25. Include a schedule ▪	26			
27	Subtract line 26 from line 25			27	
28	Bonus depreciation. Include a schedule See Wrk ▪			28	29
29	Other subtractions, including subtractions from Form 42, Part II ▪			29	
30	Total subtractions. Add lines 19, 23, 24, 27, 28, and 29			30	29
31	Net business income subject to apportionment. Subtract line 30 from line 18 ▪			31	−255,046

Continue to page 2.

MAIL TO: Idaho State Tax Commission, PO Box 56, Boise ID 83756-0056
Include a complete copy of your federal Form 1120.

0 2 1 2 0 0 1 2

IDAHO State Tax Commission — Form 41 2021 (continued)

Line	Description	Box	Amount
32.	Net business income subject to apportionment. Enter the amount from line 31	32	-255,046
33.	Corporations with all activity in Idaho enter 100%. Multistate/multinational corporations complete and include Form 42; enter the apportionment factor from Form 42, Part I, line 21	33	100.0000 %
34.	Net business income apportioned to Idaho. Multiply line 32 by the percent on line 33	34	-255,046
35.	Income allocated to Idaho. See instructions	35	
36.	Idaho net operating loss carryover 278,459 carryback ____ Enter total	36	278,459
37.	Idaho taxable income. Add lines 34 and 35, then subtract line 36	37	-533,505
38.	Idaho income tax. Multiply line 37 by 6.5%. Minimum $20 for each corporation (See instr.)	38	20

Credits

Line	Description	Box	Amount
39.	Credit for contributions to Idaho educational entities	39	
40.	Credit for contributions to Idaho youth and rehabilitation facilities	40	
41.	Total business income tax credits from Form 44, Part I, line 10. Include Form 44	41	
42.	Total credits. Add lines 39 through 41	42	
43.	Subtract line 42 from line 38. If line 42 is greater than line 38, enter zero	43	20

Other Taxes

Line	Description	Box	Amount
44.	Permanent building fund tax. Enter $10. Combined reports include $10 for each corporation operating or authorized to do business in Idaho	44	10
45.	Total tax from recapture of income tax credits from Form 44, Part II, line 6. Include Form 44	45	
46.	Fuels tax due. Include Form 75	46	
47.	**Sales/use tax due on untaxed purchases (online, mail order, and other)**	47	
48.	Tax from recapture of qualified investment exemption (QIE). Include Form 49ER	48	
49.	Total tax. Add lines 43 through 48	49	30
50.	Underpayment interest. Include Form 41ESR	50	
51.	Donation to Opportunity Scholarship Program	51	
52.	Add lines 49 through 51	52	30

Payments and Other Credits

Line	Description	Box	Amount
53.	Estimated tax payments. If made under other EINs, provide EINs, amounts, and rollforwards See Stmt 1	53	30
54.	Tax paid by affected business entity	54	
55.	Special fuels tax refund ____ Gasoline tax refund ____ Include Form 75	55	
56.	Tax reimbursement incentive credit. Include certificate	56	
57.	Total payments and other credits. Add lines 53 through 56	57	30

Refund or Payment Due

Line	Description	Box	Amount
58.	Tax due. If line 52 is more than line 57, subtract line 57 from line 52	58	0
59.	Penalty ____ Interest from due date ____ Enter total	59	
60.	**Total Due.** Add lines 58 and 59	60	
61.	Overpayment. If line 52 is less than line 57, subtract line 52 from line 57	61	
62.	**Refund.** Amount of line 61 you want refunded to you	62	
63.	**Estimated Tax.** Amount you want credited to your 2022 estimated tax. Subtract line 62 from line 61	63	

Amended Return Only. Complete this section to determine your tax due or refund.

Line	Description	Box	Amount
64.	Total due (line 60) or overpayment (line 61) on this return	64	
65.	Refund from original return plus additional refunds	65	
66.	Tax paid with original return plus additional tax paid	66	
67.	Amended tax due or refund. Add lines 64 and 65, then subtract line 66	67	

[X] Within 180 days of receiving this return, the Idaho State Tax Commission may discuss this return with the paid preparer identified below. Under penalties of perjury, I declare that to the best of my knowledge and belief this return is true, correct and complete. See instructions.

Sign Here	Signature of officer	Date
	Title: Vice President	Phone number: 302-734-1450

Paid preparer's signature	Preparer's EIN, SSN, or PTIN
Kevin Kluender CPA C	P00349845

Address	Phone number
102 Superior Street Ste 1 Sandpoint ID 83864	208-263-1040

0 2 1 2 0 2 1 2

IDAHO State Tax Commission

1022

Form 56
Net Operating Loss Carryforward/Carryback

Names as shown on return: BlueSky Energy US, Inc.

Social Security number or EIN: 82-2970677

1. Loss or absorption year	2019	2020	2021							
2. Individuals, trusts, and estates enter Idaho adjusted income (loss); corporations enter Idaho taxable income (loss)	-13276	-265183	-533505							
3. Idaho NOL carryforward/carryback deducted on the return										
4. Net capital loss deducted on the federal return										
5. Idaho capital gains deduction claimed on the return										
6. Idaho qualified business income deduction claimed on the return										
7. Casualty losses on Idaho property included in itemized deductions										
8. Idaho net operating loss	-13276	-265183	-255046							
9. Idaho absorption income										
NOL Application year to year										
to										
to										
to										
to										
to										
to										
to										
to										
to										
NOL available for future years	13276	265183	255046							

EFO00051 10-06-2021

Idaho depreciation

Form **4562**

Department of the Treasury
Internal Revenue Service (99)

Depreciation and Amortization

(Including Information on Listed Property)

u **Attach to your tax return.**

u **Go to *www.irs.gov/Form4562* for instructions and the latest information.**

OMB No. 1545-0172

2021

Attachment Sequence No. **179**

Name(s) shown on return: BlueSky Energy US, Inc.

Identifying number: 82-2970677

Business or activity to which this form relates: Regular Depreciation

Part I Election To Expense Certain Property Under Section 179

Note: If you have any listed property, complete Part V before you complete Part I.

Line	Description	No.	Amount
1	Maximum amount (see instructions)	1	1,050,000
2	Total cost of section 179 property placed in service (see instructions)	2	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	3	2,620,000
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost

Line	Description	No.	Amount
7	Listed property. Enter the amount from line 29	7	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from line 13 of your 2020 Form 4562	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	11	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	12	
13	Carryover of disallowed deduction to 2022. Add lines 9 and 10, less line 12 ▶	13	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

Line	Description	No.	Amount
14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	14	
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III MACRS Depreciation (Don't include listed property. See instructions.)

Section A

Line	Description	No.	Amount
17	MACRS deductions for assets placed in service in tax years beginning before 2021	17	871
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here u ☐		

Section B—Assets Placed in Service During 2021 Tax Year Using the General Depreciation System

	(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only–see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a	3-year property						
b	5-year property						
c	7-year property						
d	10-year property						
e	15-year property						
f	20-year property						
g	25-year property			25 yrs.		S/L	
h	Residential rental property			27.5 yrs.	MM	S/L	
				27.5 yrs.	MM	S/L	
i	Nonresidential real property			39 yrs.	MM	S/L	
					MM	S/L	

Section C—Assets Placed in Service During 2021 Tax Year Using the Alternative Depreciation System

	(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
20a	Class life					S/L	
b	12-year			12 yrs.		S/L	
c	30-year			30 yrs.	MM	S/L	
d	40-year			40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

Line	Description	No.	Amount
21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations—see instructions	22	871
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

For Paperwork Reduction Act Notice, see separate instructions.

There are no amounts for Page 2

Statement 1 - Form 41, Page 2, Line 53 - Estimated Tax Payments

Description	Amount
Paid With Extension	$ 30
Total	$ 30

ID Asset Report

Form 1120, Page 1

Asset	Description	Date In Service	Cost	Basis for Depr	ID Prior	ID Current	Federal Current	Difference Fed - ID
Prior MACRS:								
1	Leasehold Improvements	8/01/20	13,059	13,059	435	871	842	-29
			13,059	13,059	435	871	842	-29
	Grand Totals		13,059	13,059	435	871	842	-29
	Less: Dispositions		0	0	0	0	0	0
	Less: Start-up/Org Expense		0	0	0	0	0	0
	Net Grand Totals		13,059	13,059	435	871	842	-29

ID Future Depreciation Report FYE: 12/31/22

Form 1120, Page 1

Asset	Description	Date In Service	Cost	ID
Prior MACRS:				
1	Leasehold Improvements	8/01/20	13,059	870
			13,059	870
	Grand Totals		13,059	870

Form **41**

ID Net Operating Loss Carryover Worksheet

2021

For calendar year 2021, or fiscal year beginning ending

Name	Employer Identification Number
BlueSky Energy US, Inc.	82-2970677

Preceding Taxable Year	Income/(Loss)	Prior Year: NOL Utilized (Income Offset)	Prior Year: Carryovers	Current Year: (Income Offset By NOL Carryback)/ Carryover NOL Utilized	Next Year: Carryover
20th 12/31/01					
19th 12/31/02					
18th 12/31/03					
17th 12/31/04					
16th 12/31/05					
15th 12/31/06					
14th 12/31/07					
13th 12/31/08					
12th 12/31/09					
11th 12/31/10					
10th 12/31/11					
9th 12/31/12					
8th 12/31/13					
7th 12/31/14					
6th 12/31/15					
5th 12/31/16					
4th 12/31/17					
3rd 12/31/18					
2nd 12/31/19	-13,276		13,276		13,276
1st 12/31/20	-265,183		265,183		265,183
NOL Carryover Available To Current Year			278,459		
Current Year	-255,046				255,046
					533,505

Form **41 / 41S**

ID Electronic Filing - PDF Attachment Worksheet

2021

For calendar year 2021, or fiscal year beginning ending

Name	Employer Identification Number
BLUESKY ENERGY US, INC.	82-2970677

Title	Attachment Source	Proforma
AUTOMATICALLY ATTACHED TO RETURN		
SUB_BONUS_DEP_01	SUB_BONUS_DEP_01.PDF	

Form **41**

ID Two Year Comparison Worksheet

2020 & 2021

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

Section	Line	2020	2021	Differences
Income	Federal taxable income	-60,000	-255,017	-195,017
	Additions to federal taxable income			
	Subtractions from federal taxable income		29	29
	Apportionable income	-60,000	-255,046	-195,046
	Apportionment factor	100.0000	100.0000	0.0000
	Income apportioned to Idaho	-60,000	-255,046	-195,046
	Income allocated to Idaho			
	Idaho net operating loss carryover	13,276	278,459	265,183
	Idaho net operating loss carryback			
	Idaho taxable income / (loss)	-73,276	-533,505	-460,229
Tax	**Idaho income tax**	20	20	0
Credits	Contributions to educational entities			
	Contributions to youth and rehabilitation facilities			
	Investment tax			
	Production equipment using post-consumer waste			
	Promoter sponsored event			
	Idaho research activities			
	Broadband equipment investment			
	Small employer investment tax			
	Small employer real property improvement			
	Small employer new jobs tax			
	Total credits			
Other Taxes	Permanent building fund tax	10	10	0
	Tax from recapture of income tax credits			
	Fuels tax due			
	Sales and use tax due			
	Tax from recapture of qualified investment exemption			
	Total tax	30	30	0
	Underpayment interest			
	Donation to opportunity scholarship program			
	Total tax, donations, and underpayment interest	30	30	0
Payments and Other Credits	Payments made with Form 41ES and prior year return	30	30	0
	Special fuels tax refund			
	Gasoline tax refund			
	Reimbursement incentive act credit			
	Total payments and other credits	30	30	0
Refund or Payment Due	Tax due	0	0	0
	Penalty			
	Interest from due date			
	Total penalty and interest			
	Total due	0	0	0
	Overpayment			
	Refund			
	Amount to be credited to next year's estimated tax			
Amended Return	Total tax due or overpayment	0	0	0
	Refund from original return plus additional refunds			
	Tax paid with original return plus additional tax paid			
	Amended tax due or refund	0	0	0

Form 41	ID Tax Projection Worksheet	2021 & 2022

Name: BlueSky Energy US, Inc.

Employer Identification Number: 82-2970677

		2021	2022	Differences
Income	Federal taxable income	-255,017	-255,017	
	Additions to federal taxable income			
	Subtractions from federal taxable income	29	29	
	Apportionable income	-255,046	-255,046	
	Apportionment factor	100.0000	100.0000	0.0000
	Income apportioned to Idaho	-255,046	-255,046	
	Income allocated to Idaho			
	Idaho net operating loss carryover	278,459		-278,459
	Idaho net operating loss carryback			
	Idaho taxable income / (loss)	-533,505	-255,046	278,459
Tax	**Idaho income tax**	20	20	0
Credits	Contributions to educational entities			0
	Contributions to youth and rehabilitation facilities			
	Investment tax			
	Production equipment using post-consumer waste			
	Promoter sponsored event			
	Idaho research activities			
	Broadband equipment investment			
	Small employer investment tax			
	Small employer real property improvement			
	Small employer new jobs tax			
	Total credits			
Taxes and Payments	Permanent building fund tax	10	10	0
	Tax from recapture of income tax credits			
	Fuels tax due			
	Sales and use tax due			
	Tax from recapture of qualified investment exemption			
	Donation to opportunity scholarship program			
	Total tax and donations	30	30	0
	Prior year overpayment credited to current year			
	Estimated tax payments	30		-30
	Special fuels tax refund			
	Gasoline tax refund			
	Reimbursement incentive act credit			
	Total payments and other credits	30		-30
	Tax due / (Overpayment)	0	30	30

CERTIFICATION

I, Lyle Gold, Principal Executive Officer of BlueSky Energy US, Inc, hereby certify that the financial statements of BlueSky Energy US, Inc included in this Report are true and complete in all material respects.

Lyle Gold

President